Exhibit 99.7 Excerpt from the Province of New Brunswick “2015-2016 Main Estimates” as presented to the Legislative Assembly

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURES

CAPITAL ACCOUNT

(In thousands of dollars)

Department	2014-2015 Estimate	2014-2015 Revised	2015-2016 Estimate

Agriculture, Aquaculture and Fisheries	600	600	500
Education and Early Childhood Development	2,306	2,306	2,395
Environment and Local Government	500	500	1,000
Health	22,500	22,500	19,000
Natural Resources	965	630	1,510
Post-Secondary Education, Training and Labour	2,000	2,000	2,000
Regional Development Corporation	4,125	3,595	19,168
Tourism, Heritage and Culture	750	750	2,564
Transportation and Infrastructure	521,407	511,896	548,929

Total Capital Expenditures	555,153	544,777	597,066